Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO RESTATED CERTIFICATE OF INCORPORATION
OF
VAALCO ENERGY, INC.

Pursuant to Section 242 of the General
Corporation Law of the State of Delaware

VAALCO Energy, Inc., a Delaware corporation (hereinafter called the “Corporation”), does hereby certify as follows:

FIRST: That the Restated Certificate of Incorporation was filed on September 24, 1997 with the Secretary of State of the State of Delaware, as further amended by amendments filed on June 25, 1998 and May 7, 2014.

SECOND: The amendment effected hereby was duly authorized by the Corporation’s Board of Directors and stockholders in accordance with the provisions of Section 242 of the DGCL and shall be executed, acknowledged and filed in accordance with Section 103 of the DGCL.

THIRD: That the first paragraph of Article Four of the Corporation’s Restated Certificate of Incorporation, as amended, is hereby amended to read in its entirety as set forth below:

“The aggregate number  of  shares  which  the  Corporation  has  authority  to  issue  is  160,500,000 of  which 160,000,000 shares shall be a class designated as Common Stock with a par value of $.10 per share, and 500,000 shares shall be a class designated as Preferred Stock with a par value of $25.00 per share. The Board of Directors is authorized, subject to limitations prescribed by law and the provisions of this Article Four, to provide for the issuance of shares of Preferred Stock in series, and, by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each series and the qualifications, limitations or restrictions thereof.”

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be duly executed in its corporate name effective the 13th day of October, 2022.

VAALCO Energy, Inc.

/s/ Ronald Y. Bain
Name: Ronald Y. Bain
Title: Chief Financial Officer